Exhibit 3.2

AMENDMENT TO THE AMENDED AND RESTATED BYLAWS

OF

CATALYST BIOSCIENCES, INC.

(as amended December 22, 2022)

Article II, Section 8 is deleted in its entirety and replaced with the following:

“Section 8. Quorum. Except as otherwise required by any provision of the DGCL or the Charter, the holders of a one-third of the outstanding shares of common stock entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders. In the absence of a quorum, any officer entitled to preside at, or act as Secretary of, such meeting, shall have the power to adjourn the meeting from time to time until a quorum shall be constituted. At any such adjourned meeting at which a quorum shall be present any business may be transacted which might have been transacted at the meeting as originally called. When a quorum is once present to organize a meeting, the stockholders present may continue to do business at the meeting or at any adjournment thereof notwithstanding the withdrawal of enough stockholders to leave less than a quorum.”